Exhibit 99.1

NICE Reports 25% Cloud Revenue Growth Leading to a Record First Quarter

•	Double-Digit Growth in Operating Income and EPS
•	Quarterly Record of Cash Flow from Operations of $195 million
•	Company Raises Full-Year 2023 Guidance for Total Revenue and EPS

Hoboken, New Jersey, May 11, 2023 - NICE (NASDAQ: NICE) today announced results for the first quarter ended March 31, 2023, as compared to the corresponding period of the previous year.

First Quarter 2023 Financial Highlights

GAAP	Non-GAAP
Total revenue was $571.9 million and increased 8%	Total revenue was $571.9 million and increased 8% ($576.0 million in constant currency, up 9%)
Cloud revenue was $367.6 million and increased 25%	Cloud revenue was $367.6 million and increased 25%
Cloud gross margin was 64.2% compared to 61.5% last year	Cloud gross margin was 70.0% compared to 68.6% last year
Operating income was $93.5 million and increased 29%	Operating income was $163.4 million and increased 10%
Operating margin was 16.4% compared to 13.7% last year	Operating margin was 28.6% compared to 28.3% last year
Diluted EPS was $1.15 and increased 32%	Diluted EPS was $2.03 and increased 13%
Operating cash flow was $195.1 million

“We are pleased to begin the year on a high note as we exceeded the high end of our guidance range on both total revenue and earnings per share,” said Barak Eilam, CEO of NICE. “The outperformance was once again driven by great execution in the cloud as cloud revenue increased 25% year over year. Our cloud growth continues to outpace the market, and this growth is not only unique in its magnitude, but in its consistency as well. We also delivered another excellent quarter in profitability, evidenced by continued strong growth in the cloud gross margin, operating margin and record first quarter cash flow of $195 million.”

Mr. Eilam continued, “The first quarter was characterized by many seven-digit and eight-digit deals, demonstrating our superior win rate when it comes to delivering our CXone cloud platform at scale and our Enlighten AI CX solution. Our continued strong performance and clear market leadership are attributed to the tight alignment between our strategic priorities and sharp execution centered on expanding cloud market share, championing the AI opportunity, and our emphasis on profitable growth.”

GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2023 total revenues increased 8% to $571.9 million compared to $527.4 million for the first quarter of 2022.

Gross Profit: First quarter 2023 gross profit was $385.3 million compared to $360.4 million for the first quarter of 2022. First quarter 2023 gross margin was 67.4% compared to 68.3% for the first quarter of 2022.

Operating Income: First quarter 2023 operating income increased 29% to $93.5 million compared to $72.4 million for the first quarter of 2022. First quarter 2023 operating margin was 16.4% compared to 13.7% for the first quarter of 2022.

Net Income: First quarter 2023 net income increased 33% to $76.9 million compared to $57.9 million for the first quarter of 2022. First quarter 2023 net income margin was 13.5% compared to 11.0% for the first quarter of 2022.

Fully Diluted Earnings Per Share: Fully diluted earnings per share for the first quarter of 2023 increased 32% to $1.15 compared to $0.87 in the first quarter of 2022.

Operating Cash Flow and Cash Balance: First quarter 2023 operating cash flow was $195.1 million. In the first quarter 2023, $64.7 million was used for share repurchases. As of March 31, 2023, total cash and cash equivalents, and short-term investments were $1,684.8 million. Our debt, net of a hedge instrument, was $543.5 million, resulting in net cash and investments of $1,141.3 million.

Non-GAAP Financial Highlights for the First Quarter Ended March 31:

Revenues: First quarter 2023 total revenues increased 8% to $571.9 million (up 9% in constant currency to $576.0 million) compared to $527.4 million for the first quarter of 2022.

Gross Profit: First quarter 2023 Non-GAAP gross profit increased to $409.9 million compared to $385.2 million for the first quarter of 2022. First quarter 2023 Non-GAAP gross margin was 71.7% compared to 73.0% for the first quarter of 2022.

Operating Income: First quarter 2023 Non-GAAP operating income increased 10% to $163.4 million compared to $149.0 million for the first quarter of 2022. First quarter 2023 Non-GAAP operating margin was 28.6% compared to 28.3% for the first quarter of 2022.

Net Income: First quarter 2023 Non-GAAP net income increased 13% to $135.6 million compared to $120.5 million for the first quarter of 2022. First quarter 2023 Non-GAAP net income margin totaled 23.7% compared to 22.8% for the first quarter of 2022.

Fully Diluted Earnings Per Share: First quarter 2023 Non-GAAP fully diluted earnings per share increased 13% to $2.03 compared to $1.80 for the first quarter of 2022.

Second Quarter and Full Year 2023 Guidance:

Second Quarter 2023:
Second quarter 2023 Non-GAAP total revenues are expected to be in a range of $573 million to $583 million, representing 9% growth year over year at the midpoint.

Second quarter 2023 Non-GAAP fully diluted earnings per share are expected to be in a range of $2.00 to $2.10, representing 10% growth year over year at the midpoint.

Raising Full Year 2023 Guidance:
The Company increased full-year 2023 Non-GAAP total revenues which are expected to be in a range of $2,350 million to $2,370 million, representing 8% growth at the midpoint compared to full year 2022.

The Company increased full-year 2023 Non-GAAP fully diluted earnings per share which are expected to be in a range of $8.32 to $8.52, representing 11% growth at the midpoint compared to full year 2022.

Quarterly Results Conference Call

NICE management will host its earnings conference call today May 11, 2023, at 8:30 AM ET, 13:30 GMT,
15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial into the following numbers: United States 1-877-407-4018 or +1-201-689-8471, United Kingdom 0-800-756-3429, Israel 1-809-406-247.
The call will be webcast live on the Company’s website at https://www.nice.com/investor-relations/upcoming-event.

Explanation of Non-GAAP measures
Non-GAAP financial measures are included in this press release. Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude share-based compensation, amortization of acquired intangible assets, acquisition related expenses, amortization of discount on debt and loss from extinguishment of debt and the tax effect of the Non-GAAP adjustments.

The Company believes that these Non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business. We believe Non-GAAP financial measures are useful to investors as a measure of the ongoing performance of our business. Our management regularly uses our supplemental Non-GAAP financial measures internally to understand, manage and evaluate our business and to make financial, strategic and operating decisions. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. These Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The Company provides guidance only on a Non-GAAP basis. A reconciliation of guidance from a GAAP to Non-GAAP basis is not available due to the unpredictability and uncertainty associated with future events that would be reported in GAAP results and would require adjustments between GAAP and Non-GAAP financial measures, including the impact of future possible business acquisitions. Accordingly, a reconciliation of the guidance based on Non-GAAP financial measures to corresponding GAAP financial measures for future periods is not available without unreasonable effort.

Explanation of Constant Currency
NICE presents constant currency information to provide a framework for assessing how our underlying businesses performed excluding the effect of foreign currency rate fluctuations. To present this information, current results for transactions in currencies other than United States dollars are converted into United States dollars using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the current period.
Future expected results for transactions in currencies other than United States dollars are converted into United States dollars using the exchange rates in effect in the last month of the reporting period. NICE has provided this financial information to aid investors in better understanding our performance. These constant currency financial measures presented in this release should not be considered as a substitute for, or superior to, the measures of financial performance prepared in accordance with GAAP.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Investor Relations Contact
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763-0127, ir@nice.com, CET

Media Contact
Chris Irwin-Dudek, +1 (551) 256-5140, Chris.Irwin-Dudek@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements may be identified by words such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” and similar expressions. Forward-looking statements are based on the current beliefs, expectations and assumptions of the Company’s management regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Examples of forward-looking statements include guidance regarding the Company’s revenue and earnings and the growth of our cloud, analytics and artificial intelligence business.

Forward looking statements are inherently subject to significant economic, competitive and other uncertainties and contingencies, many of which are beyond the control of management. The Company cautions that these statements are not guarantees of future performance, and investors should not place undue reliance on them. There are or will be important known and unknown factors and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements.  These factors, include, but are not limited to, risks associated with changes in economic and business conditions, competition, successful execution of the Company’s growth strategy, success and growth of the Company’s cloud Software-as-a-Service business, difficulties in making additional acquisitions or effectively integrating acquired operations, products, technologies and personnel, the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners, rapidly changing technology, cyber security attacks or other security breaches against the Company, privacy concerns and legislation impacting the Company’s business, changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the COVID-19 pandemic, that may disrupt our business and the global economy and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”).

You are encouraged to carefully review the section entitled “Risk Factors” in our latest Annual Report on Form 20-F and our other filings with the SEC for additional information regarding these and other factors and uncertainties that could affect our future performance. The forward-looking statements contained in this press release speak only as of the date hereof, and the Company undertakes no obligation to update or revise them, whether as a result of new information, future developments or otherwise, except as required by law.

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NICE LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2023	2022
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$630,661	$529,596
Short-term investments	1,054,184	1,041,943
Trade receivables	503,751	518,517
Debt hedge option	160,474	122,323
Prepaid expenses and other current assets	211,431	204,754

Total current assets	2,560,501	2,417,133

LONG-TERM ASSETS:
Property and equipment, net	169,062	159,285
Deferred tax assets	123,377	116,889
Other intangible assets, net	185,859	209,605
Operating lease right-of-use assets	101,415	102,893
Goodwill	1,620,802	1,617,118
Prepaid expenses and other long-term assets	232,306	231,496

Total long-term assets	2,432,821	2,437,286

TOTAL ASSETS	$4,993,322	$4,854,419

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$54,902	$56,019
Deferred revenues and advances from customers	376,785	338,930
Current maturities of operating leases	13,147	13,525
Debt	248,180	209,292
Accrued expenses and other liabilities	518,164	523,451

Total current liabilities	1,211,178	1,141,217

LONG-TERM LIABILITIES:
Deferred revenues and advances from customers	53,704	57,211
Operating leases	97,320	99,262
Deferred tax liabilities	7,260	7,336
Debt	455,800	455,382
Other long-term liabilities	38,544	38,588

Total long-term liabilities	652,628	657,779

SHAREHOLDERS' EQUITY
Nice Ltd's equity	3,117,584	3,042,085
Non-controlling interests	11,932	13,338

Total equity	3,129,516	3,055,423

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,993,322	$4,854,419

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Revenue:
Cloud	$367,567	$294,592
Services	159,858	156,974
Product	44,435	75,863
Total revenue	571,860	527,429

Cost of revenue:
Cloud	131,596	113,349
Services	47,905	46,908
Product	7,095	6,745
Total cost of revenue	186,596	167,002

Gross profit	385,264	360,427

Operating expenses:
Research and development, net	78,102	76,578
Selling and marketing	148,479	152,618
General and administrative	65,176	58,867
Total operating expenses	291,757	288,063

Operating income	93,507	72,364

Financial and other income, net	(8,721)	(486)

Income before tax	102,228	72,850
Taxes on income	25,286	14,909

Net income	$76,942	$57,941

Basic	$1.20	$0.91
Diluted	$1.15	$0.87

Weighted average shares outstanding:

Basic	63,941	63,736
Diluted	66,662	66,853

NICE LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended
	March 31,
	2023	2022
	Unaudited	Unaudited

Operating Activities

Net income	$76,942	$57,941
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	41,846	44,281
Share-based compensation	44,961	48,184
Amortization of premium and discount and accrued interest on marketable securities	1,270	3,818
Deferred taxes, net	(7,878)	(1,796)
Changes in operating assets and liabilities:
Trade Receivables, net	16,752	(21,259)
Prepaid expenses and other current assets	(11,372)	(28,931)
Operating lease right-of-use assets	3,068	3,942
Trade payables	(1,180)	9,078
Accrued expenses and other current liabilities	(694)	29,229
Deferred revenues	33,247	52,349
Operating lease liabilities	(3,907)	(4,997)
Amortization of discount on long-term debt	1,154	1,137
Loss from extinguishment of debt	-	1,092
Other	862	(1,357)

Net cash provided by operating activities	195,071	192,711

Investing Activities

Purchase of property and equipment	(13,106)	(9,584)
Purchase of Investments	(69,542)	(98,266)
Proceeds from Investments	64,899	101,666
Capitalization of internal use software costs	(14,136)	(10,671)
Net cash used in investing activities	(31,885)	(16,855)

Financing Activities

Proceeds from issuance of shares upon exercise of options	959	75
Purchase of treasury shares	(64,715)	(63,842)
Dividends paid to noncontrolling interest	(1,480)	-
Repayment of debt	-	(18,093)
Net cash used in financing activities	(65,236)	(81,860)

Effect of exchange rates on cash and cash equivalents	1,167	(937)

Net change in cash, cash equivalents and restricted cash	99,117	93,059
Cash, cash equivalents and restricted cash, beginning of period	$533,095	$378,656

Cash, cash equivalents and restricted cash, end of period	$632,212	$471,715

Reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheet:
Cash and cash equivalents	$630,661	$471,715
Restricted cash included in other current assets	$1,551	$-
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$632,212	$471,715

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended
	March 31,
	2023	2022
GAAP revenues	$571,860	$527,429
Non-GAAP revenues	$571,860	$527,429

GAAP cost of revenue	$186,596	$167,002
Amortization of acquired intangible assets on cost of cloud	(19,369)	(18,665)
Amortization of acquired intangible assets on cost of services	-	(377)
Amortization of acquired intangible assets on cost of product	(249)	(276)
Valuation adjustment on acquired deferred cost of cloud	-	15
Cost of cloud revenue adjustment (1)	(1,947)	(2,324)
Cost of services revenue adjustment (1)	(2,885)	(2,967)
Cost of product revenue adjustment (1)	(138)	(132)
Non-GAAP cost of revenue	$162,008	$142,276

GAAP gross profit	$385,264	$360,427
Gross profit adjustments	24,588	24,726
Non-GAAP gross profit	$409,852	$385,153

GAAP operating expenses	$291,757	$288,063
Research and development (1)	(8,398)	(8,515)
Sales and marketing (1)	(11,102)	(16,269)
General and administrative (1)	(21,296)	(18,400)
Amortization of acquired intangible assets	(4,515)	(8,811)
Valuation adjustment on acquired deferred commission	40	53
Non-GAAP operating expenses	$246,486	$236,121

GAAP financial and other income, net	$(8,721)	$(486)
Amortization of discount and loss of extinguishment on debt	(1,154)	(2,229)
Non-GAAP financial and other income, net	$(9,875)	$(2,715)

GAAP taxes on income	$25,286	$14,909
Tax adjustments re non-GAAP adjustments	12,308	16,351
Non-GAAP taxes on income	$37,594	$31,260

GAAP net income	$76,942	57,941
Valuation adjustment on acquired deferred revenue	-	-
Valuation adjustment on acquired deferred cost of cloud revenue	-	(15)
Amortization of acquired intangible assets	24,133	28,129
Valuation adjustment on acquired deferred commission	(40)	(53)
Share-based compensation (1)	45,766	48,607
Amortization of discount and loss of extinguishment on debt	1,154	2,229
Tax adjustments re non-GAAP adjustments	(12,308)	(16,351)
Non-GAAP net income	$135,647	$120,487

GAAP diluted earnings per share	$1.15	$0.87

Non-GAAP diluted earnings per share	$2.03	$1.80

Shares used in computing GAAP diluted earnings per share	66,662	66,853

Shares used in computing non-GAAP diluted earnings per share	66,662	66,853

NICE LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation

	Quarter ended
	March 31,
	2023	2022

Cost of cloud revenue	$1,947	$2,324
Cost of services revenue	2,885	2,967
Cost of product revenue	138	132
Research and development	8,398	8,515
Sales and marketing	11,102	16,269
General and administrative	21,296	18,400
	$45,766	$48,607